     As filed with the Securities and Exchange Commission on June 27, 2003.

                    ________________________________________

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                      _____

                                    FORM 11-K
(Mark One)

         [x]      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 2002

                                       or

         [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the transition period from ________ to ________

                                     ______

                          Commission file number 0-6516

                                     ______

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         DATASCOPE CORP. 401(k) SAVINGS
                        AND SUPPLEMENTAL RETIREMENT PLAN


         B. Name of issuer of securities held pursuant to the plan and the address of its principal executive office:


                                 DATASCOPE CORP.
                               14 Philips Parkway
                           Montvale, New Jersey 07645

                              REQUIRED INFORMATION


Item 1.   See Item 4.

Item 2.   See Item 4.

Item 3.   See Item 4.

Item 4. In lieu of the requirements of Items 1-3 above, the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan"), which is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), hereby files financial statements and schedules for the Plan for the fiscal period ended December 31, 2002. The Plan's financial statements and schedules are prepared in accordance with the financial reporting requirements of ERISA.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN


                                FINANCIAL REPORT


                           DECEMBER 31, 2002 AND 2001

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001




                                 C O N T E N T S



                                                                       Page
                                                                       ----


INDEPENDENT AUDITORS' REPORT                                              1


FINANCIAL STATEMENTS

Statement of Net Assets Available for Plan Benefits                       2
       as of December 31, 2002 and 2001

Statement of Changes in Net Assets Available for Plan
     Benefits for the Year Ended December 31, 2002                        3

Notes to Financial Statements                                         4 - 8

Schedule H, line 4i - Schedule of Assets
     (Held at End of Year)                                                9

Schedule H, line 4i - Schedule of Assets
     (Acquired and Disposed of Within Year)                              10

The Plan Administrators
Datascope Corp. 401(k) Savings and
Supplemental Retirement Plan
14 Philips Parkway
Montvale, NJ  07645


                          INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of net assets available for benefits of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2002 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan as of December 31, 2001 were audited by other auditors whose report dated May 21, 2002 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and assets (acquired and disposed of within a year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                            SMOLIN, LUPIN & CO., L.L.C.
                                            West Long Branch, New Jersey
                                            June 9, 2003

                                  DATASCOPE CORP.

                  401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                             DECEMBER 31, 2002 AND 2001


                                               2002                 2001
                                               ----                 ----

ASSETS:

     Investments                           $49,999,164         $55,179,814
                                           -----------         -----------


RECEIVABLES:

     Participants' Contributions               286,288             247,357
     Employer's Contributions                  183,192             170,756
     Loan Repayments                            48,336              50,714
                                           -----------         -----------

            Total Receivables                  517,816             468,827
                                           -----------         -----------


NET ASSETS AVAILABLE FOR PLAN BENEFITS     $50,516,980         $55,648,641
                                           ===========         ===========



















See notes to financial statements.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 2002


NET INVESTMENT (Loss)                                               $(8,693,071)

INTEREST INCOME                                                         826,555
                                                                    -----------
                                                                     (7,866,516)

ADDITIONS:
     Participant Contributions                        5,352,327
     Employer Contributions                           1,604,291
     Employee Rollover                                  257,258
                                                      ---------
            Total Additions                                           7,213,876

DEDUCTIONS:
     Deductions from Net Assets Attributed to:
         Benefits Paid to Participants               (4,450,102)
         Administrative Expenses                        (28,919)
                                                      ---------
            Total Deductions                                         (4,479,021)
                                                                     ----------

NET DECREASE                                                         (5,131,661)

NET ASSETS AVAILABLE FOR PLAN BENEFITS:

BALANCE - Beginning                                                  55,648,641
                                                                     ----------

BALANCE - Ending                                                    $50,516,980
                                                                    ===========











See notes to financial statements.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


NOTE 1 - DESCRIPTION OF PLAN:

              The following description of the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

              General:

              The Plan is a defined contribution plan that covers all eligible employees. The Plan was established by Datascope Corp. (the "Company") to provide retirement income to its employees.

              The Plan:

              The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

              Eligibility:

              All full-time United States employees of the Company are eligible to participate in the Plan the 1st of the month after 30 days of service. Participating employees are eligible for a matching contribution after they have completed one year of service. A minimum age of twenty-one is required to become an active member.

              Contributions:

              Each participant may authorize the Company to reduce their compensation by any whole percentage ranging from 1% to 50%, subject to certain IRS limitations. The Plan was amended during 2001 to increase the maximum percentage from 15% to 50%. This amendment is effective January 1, 2002. For the year ended December 31, 2002, the Company matched 50% of participating employee contributions up to a maximum of 6% of compensation. Matching contributions for each plan year is at the sole discretion of the Board of Directors. Contributions are subject to certain limitations.

              During 2001, the Plan was amended to allow for catch-up contributions. Effective for plan years beginning on and after January 1, 2002, participants age 50 and over may contribute to the Plan additional amounts above the IRS dollar limits for the year. The maximum catch-up contribution for 2002 is $1,000. This will increase every year until 2006 when it reaches $5,000.

              Participant Accounts:

              Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution, and (b) plan earnings. Forfeited balances of terminated participants' non-vested accounts are used to reduce future Company contributions. Such forfeited amounts that were used to reduce company contributions during 2002 were $92,068. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. The participant directs the investment of his or her entire account.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


NOTE 1 - DESCRIPTION OF PLAN: (Continued)

              Vesting:

              Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus actual earnings thereon is based on years of continuous service as follows:

                                                                      Vested
              Years of Service                                     Percentage
              ----------------                                     ----------

              Less than 2 years                                         0%
              After 2 years, but less than 3                           25%
              After 3 years, but less than 4                           50%
              After 4 years, but less than 5                           75%
              After 5 or more years                                   100%

              Participant Loans:

              A participant may borrow from their vested accrued benefit. The minimum loan amount is $500 and the maximum loan permissible is one-half of the vested accrued benefit up to $50,000. Loans must be repaid in equal installments consisting of principal and interest over a period not to exceed five years, unless the loan is used to purchase a primary residence, in which case the maximum term is fifteen years.

              The loans are secured by the participant's vested accrued benefit. Loans that exceed five years bear interest at a rate equal to the rate then being charged for FHA residential mortgages; interest for loans of five years or less are based on a rate of 1% above the prime commercial lending rate. Outstanding loans as of December 31, 2001 bear interest at rates of 6% to 10.5% and mature between January 2002 and August 2016. Outstanding loans as of December 31, 2002 bear interest at rates of 5.25% to 10.5% and mature between January 2003 and January 2017.

              Payment of Benefits:

              Upon termination of service, a participant with a balance below $5,000 will receive a lump sum amount equal to the value of their account. For balances that exceed $5,000, the participant may choose to either withdraw their balance or continue to maintain the balance in the Plan.


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES:

              Basis of Accounting:

              The financial statements of the Plan are prepared using the accrual method of accounting.

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


NOTE 2 - SUMMARY OF ACCOUNTING POLICIES: (Continued)

              Investment Valuation:

              The Plan's investments, which consist of mutual funds, Datascope common stock, and an interest income option, are stated at fair values, except for the interest income option, which is stated at contract value, as reported to the Plan by the Plan's trustee, New York Life Insurance Company ("New York Life"). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. The interest income option, which is invested exclusively in New York Life Insurance Company Anchor Account, is a pooled separate account. The Company stock is valued at its quoted market price.

              Purchases and sales of securities are recorded on a trade-date basis.

              The components of net investment loss includes the net change in fair value of investments, realized gains and losses and dividends earned.

              Use of Estimates:

              The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

              Payment of Benefits:

              Benefits are recorded when paid.

              Payment of Administrative Expenses:

              It is expected that the Company will provide direct payment of all administrative expenses of the Plan.


NOTE 3 - INVESTMENTS:

              The following presents investments at December 31, 2002 and 2001 that represent 5% or more of the Plan's net assets.

                                                        2002           2001
                                                        ----           ----

              Eclipse Indexed Equity Fund            $ 4,064,714    $ 4,533,654
              American Century Income & Growth Fund    6,398,732      7,567,951
              Fidelity Magellan Fund                   8,962,396     12,787,797
              Janus Twenty Fund                        4,239,989      6,013,894
              Datascope Corp. Stock Fund               2,353,580      3,119,799
              Franklin Small Cap Growth Fund I         2,861,824      3,758,471
              New York Life Insurance Company
                Anchor Account                        14,787,753     12,594,249
              Eclipse Indexed Bond Fund                4,259,385      2,809,952

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


NOTE 3 - INVESTMENTS: (Continued)

              During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $8,693,071 as follows:

              Mutual Funds                              $(7,938,156)
              Common Stock                              $  (754,915)

              All earnings related to the New York Life Insurance Company Anchor Account are reflected as interest income.

              On January 3, 2001, two of the Plan's investments, the MainStay Institutional Indexed Bond Fund (Institutional Class) and the MainStay Institutional Indexed Equity Fund (Institution Fund) were renamed the Eclipse Indexed Bond Fund and the Eclipse Indexed Equity Fund, respectively.


NOTE 4 - PLAN TERMINATION:

              Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.


NOTE 5 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

              The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2002 and 2001 to Schedule H of Form 5500:

                                                         2002            2001
                                                         ----            ----
              Net Assets Available for Benefits
                per the Financial Statement         $50,516,980     $55,648,641

              Less: Participants' and Employer's
                Contributions Receivable               (469,480)       (418,113)
                                                    -----------     -----------

              Net Assets Available for Benefits
                per Schedule H of Form 5500         $50,047,500     $55,230,528
                                                    ===========     ===========

              The following is a reconciliation of additions to assets attributed to contributions per the financial statements to Schedule H of Form 5500, for the year ended December 31, 2002.

              Additions to Net Assets Attributed to Contributions
                per the Financial Statements                         $7,213,876
              Less: Contributions Receivable at December 31, 2002      (469,480)
              Add:  Contributions Receivable at December 31, 2001       418,113
                                                                     ----------

              Total Contributions Income per Schedule H of Form 5500 $7,162,509
                                                                     ==========

                                 DATASCOPE CORP.

                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 2002 AND 2001


NOTE 6 - TAX STATUS:

              In connection with new laws and regulations enacted, the Company amended and restated the plan effective January 1, 1997, including amendments through December 31,2001. The Internal Revenue Service has determined and informed the Company by letter dated July 26, 2002, that the Plan and related amendments qualifies for tax-exempt status under the applicable sections of the Internal Revenue Code. Therefore, no provisions for income taxes have been included in the Plan's financial statements.


NOTE 7 - RELATED-PARTY TRANSACTIONS:

              Certain plan investments are shares of mutual funds and a pooled separate account managed by New York Life. New York Life is the trustee as defined by the Plan and therefore, transactions with respect to these investments qualify as party-in-interest transactions. In addition, certain plan investments are shares of Datascope common stock. Datascope Corp. is the sponsor of the Plan and therefore transactions with respect to Datascope Corp. common stock also qualify as party-in-interest transactions.

           DATASCOPE CORP.
           401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
           SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD  AT END OF YEAR)
           EIN NO. 13-2529596
           PLAN NO. 002

           DECEMBER 31, 2002


           (b)  Identity of Issue, Borrower, Lessor or Similar Party
           (c)  Description of Investments Including Maturity Date,             (e) Market
 (a)             Rate of Interest, Collateral, Par or Maturity Value              Value
-----      ----------------------------------------------------------           -----------

  *        New York Life Insurance Company Anchor Account                       $14,787,753
  *        Eclipse Indexed Bond Fund                                              4,259,385
  *        Eclipse Indexed Equity Fund                                            4,064,714
           American Century Income & Growth Fund                                  6,398,732
           Fidelity Magellan Fund                                                 8,962,396
           Janus Twenty Fund                                                      4,239,989
           Franklin Small Cap Growth Fund I                                       2,861,824
           GAM International Fund                                                   570,906
  *        Datascope Corp. Stock Fund                                             2,353,580
           Participants' Loans, maturing January 2003
             through January 2017; interest rates from 5.25% to 10.5%             1,499,885
                                                                                -----------

                     TOTAL                                                      $49,999,164
                                                                                ===========








           Information with respect to column (d) "Cost" is not included because the investments are participant directed under an individual account plan.










*   Indicates party-in-interest to the Plan








See independent auditors' report.

                                 DATASCOPE CORP.
                 401(k) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN
                    SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS
                     (ACQUIRED AND DISPOSED OF WITHIN YEAR)
                               EIN NO. 13-2529596
                                  PLAN NO. 002

                      FOR THE YEAR ENDING DECEMBER 31, 2002


                                            (b) Description of Investment
                                            Including Maturity Date, Rate
 (a) Identify of Issue, Borrower,           of Interest, Collateral, Par,           (c) Cost of       (d) Proceeds of
     Lessor, or Similar Party                     or Maturity Value                Acquisitions        Dispositions
----------------------------------     --------------------------------------      ------------       ---------------

                                       Lowest and highest rate of interest
         Participant Loans                     charged 5.25% - 10.5%               $         -        $            -


















See independent auditors' report.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Datascope Corp. Benefits Committee, which administers the Datascope Corp. 401(k) Savings and Supplemental Retirement Plan, has caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     DATASCOPE CORP. 401(K) SAVINGS
                                     AND SUPPLEMENTAL RETIREMENT PLAN


June 26, 2003                        /s/ Murray Pitkowsky
                                     ------------------------------------------
                                     Murray Pitkowsky
                                     Member, Datascope Corp. Benefits Committee

June 26, 2003                        /s/ James Cooper
                                     ------------------------------------------
                                     James Cooper
                                     Member, Datascope Corp. Benefits Committee

June 26, 2003                        /s/ Phyllis Payne
                                     ------------------------------------------
                                     Phyllis Payne
                                     Member, Datascope Corp. Benefits Committee

                                 DATASCOPE CORP.
                 401(K) SAVINGS AND SUPPLEMENTAL RETIREMENT PLAN

                           ANNUAL REPORT ON FORM 11-K

                                  EXHIBIT INDEX
                                  -------------


Exhibit
-------

  1.           Consent of Smolin Lupin & Co., LLC